UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Hesai Group

(Name of Issuer)

Class B ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

428050 108**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 428050 108 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Select Market under the symbol “HSAI.” Each ADS represents one Class B ordinary share of the Issuer. The CUSIP number of the Class B ordinary shares is G4417G 106.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 pages

1	Name of Reporting Person Shaoqing Xiang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,900,637 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,900,637 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,900,637 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.6%. (2) Represents 24.8% of the total outstanding voting power. (3)
12	Type of Reporting Person IN

(1)           Represents (i) 9,899,374 Class A ordinary shares held by Galbadia Limited, a company limited by shares incorporated in British Virgin Islands, and (ii) 1,263 Class B ordinary shares in the form of ADSs beneficially owned by Mr. Shaoqing Xiang. Galbadia Limited is wholly owned by Balamb Limited, which is wholly owned by Mr. Shaoqing Xiang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Shaoqing Xiang may be deemed to beneficially own all of the shares of the Issuer owned by Galbadia Limited. Each Class A ordinary share is convertible into one Class B ordinary share. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. The registered address of Galbadia Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(2)           The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023.

(3)           The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023. Each Class B ordinary share is entitled to one vote per share and each Class A ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

Page 3 of 7 pages

1	Name of Reporting Person Galbadia Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,899,374 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,899,374 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,899,374 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.6%. (2) Represents 24.8% of the total outstanding voting power. (3)
12	Type of Reporting Person CO

(1)           Represents 9,899,374 Class A ordinary shares held by Galbadia Limited, a company limited by shares incorporated in British Virgin Islands. The registered address of Galbadia Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(2)           The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023.

(3)           The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023. Each Class B ordinary share is entitled to one vote per share and each Class A ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

Page 4 of 7 pages

Item 1(a).	Name of Issuer:

Hesai Group (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9th Floor, Building L2-B
1588 Zhuguang Road, Qingpu District

Shanghai 201702
People’s Republic of China

Item 2(a).	Name of Person Filing:

Shaoqing Xiang

Galbadia Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Shaoqing Xiang
9th Floor, Building L2-B
1588 Zhuguang Road, Qingpu District

Shanghai 201702
People’s Republic of China

Galbadia Limited
Ritter House, Wickhams Cay II

PO Box 3170, Road Town

Tortola VG1110, British Virgin Islands

Item 2(c).	Citizenship:

Shaoqing Xiang — People’s Republic of China

Galbadia Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share, and Class B ordinary shares, par value of $0.0001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares, par value of $0.0001 per share, and Class B ordinary shares, par value of $0.0001 per share. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is convertible at the option of the holder at any time into one Class B ordinary share. Class B ordinary share are not convertible into Class A ordinary share under any circumstance. Each Class A ordinary share is entitled to ten votes per share, whereas each Class B ordinary share is entitled to one vote per share.

Item 2(e).	CUSIP No.:

428050 108

This CUSIP number applies to the ADSs, with every ADS representing one Class B ordinary share. The CUSIP number of the Class B ordinary shares is G4417G 106.

Page 5 of 7 pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the shares of the Issuer by each of the reporting persons is provided as of December 31, 2023:

	Amount beneficially owned		Percent of class		Percent of aggregate voting power:		Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Shaoqing Xiang	9,900,637	(1)	7.6%	(2)	24.8%	(3)	9,900,637	(1)	0	9,900,637	(1)	0
Galbadia Limited	9,899,374	(4)	7.6%	(2)	24.8%	(3)	9,899,374	(4)	0	9,899,374	(4)	0

(1)	Represents (i) 9,899,374 Class A ordinary shares held by Galbadia Limited, a company limited by shares incorporated in British Virgin Islands, and (ii) 1,263 Class B ordinary shares in the form of ADSs beneficially owned by Mr. Shaoqing Xiang. Galbadia Limited is wholly owned by Balamb Limited, which is wholly owned by Mr. Shaoqing Xiang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Shaoqing Xiang may be deemed to beneficially own all of the shares of the Issuer owned by Galbadia Limited.

(2)	The percentage of class of securities beneficially owned by the reporting persons is based on a total of 129,659,711 outstanding ordinary shares, being the sum of 30,033,379 Class A ordinary shares and 99,626,332 Class B ordinary shares outstanding as of December 31, 2023 as a single class. The computation of the percentage ownership of the reporting persons included shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2023.

(3)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting persons by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as of December 31, 2023 as a single class. Each Class A ordinary share is entitled to ten votes per share, whereas each Class B ordinary share is entitled to one vote per share.

(4)	Represents 9,899,374 Class A ordinary shares held by Galbadia Limited, a British Virgin Islands company.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Page 6 of 7 pages

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

Page 7 of 7 pages

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2024

Shaoqing Xiang

/s/ Shaoqing Xiang

Galbadia Limited

By:	/s/ Shaoqing Xiang
Name:	Shaoqing Xiang
Title:	Director